Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Parkway Properties, Inc.

Commission File No.: 001-11533

Date: May 5, 2016

The following is a portion of the transcript of an investor conference call, dated as of May 5, 2016, by Cousins Properties Incorporated:

OPERATOR: Our next question comes from Michael Lewis with Centrist.

MR. MICHAEL LEWIS: All right. Thank you. So in 2013 you bought into Houston and rightly said if it’s a cyclical market that you think outperforms over time, you positioned the portfolio defensively ahead of the downturn, I think you would probably agree it’s performing quite well considering what’s going on in the broader market, and now you’ve been announced you’re spinning it. So my question is, if you could hop in a time machine and go back to 2013, do you still invest in Houston, and is there anything you learned or anything you think you might have done differently there?

Larry Gellerstedt: Well, Michael, that’s a great question and every now and then in this business you wish you could go back, but we were talking about that the other day. I think when we had the opportunity to buy into Houston it was a huge positive step for our company to establish ourself in a rapidly growing market of size and scale and be able to get in there and inherit a team, which is a tremendous team. And if you look at the results that team generated both while Houston was still going strong and in my opinion, more importantly, Houston started cooling off with us getting ahead of those big leases, they just did a tremendous job. It was interesting to me a real sort of light came off at the end of the tunnel for me about six or nine months ago and I can’t remember what conference it was at, but I started each meeting, each individual meeting with the investors and said is there anything I could say to you in this investor meeting about Houston that’s going to change your mind about Houston, and they said, no. And so I think what then happened was you looked at the size and scale of what you had in Houston mixed together with your other assets and you realize that you needed an opportunity to let more visibility come in to the Houston portfolio without the distraction of the other cities, because it really wasn’t nearly as bad as people were thinking it was, and that was a key element of our conversations with Parkway is they had a similar situation and by putting a ring fence around those assets we now have a tremendous group of assets in Houston, which we think will outperform the downside and the upside where the management team 100% dedicated to that. And I think that will appeal to a certain type of investors. So I think that the logic by which we made the decision was good. I think the way in which we executed while we had the assets was good, and I think the way in which we’re now pooling the assets together is just fantastic and I couldn’t have more confidence in Jim and the Parkway team to work with our collective teams in Houston and get a tremendous amount of value out of those assets to the shareholders. I’m equally glad that the shareholders of the new Cousins are benefiting from these collective assets and both companies that largely overlapped. I mean that was one of the amazing things about Parkway and Cousins not just in cities, but also in terms of quality, urban best sub markets and put that in its own company that can stand on its own and really distinguish itself and these other markets. So that’s what I was trying to get across in my excitement and my opening remarks.

MR. LEWIS: Thank you. My second question is about the rest of the geography, so I don’t know if it’s too early to ask you how you feel about Orlando, Tempe, Tampa, markets that you weren’t previously in or ask you about how you think—you’re going to be a premiere sunbelt — how many sunbelt markets do you think that includes and are there some others where you see opportunity?

Larry: Yeah, Michael, I think it’s early for that. I think as you see our further information come out in terms of as we get towards ‘17 and start showing some numbers on where we think ’17 is and we’ve had further time to get through the transaction part and look at the asset part, but you’ll see more of that, but at a fairly low level, if you look at these three cities that are new to us, they meet our criteria.

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated (“Cousins”) and Parkway Properties, Inc. (“Parkway”) operate and beliefs of and assumptions made by Cousins management and Parkway management, involve uncertainties that could significantly affect the financial or operating results of Cousins, Parkway, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Cousins and Parkway, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to tenants, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; risks associated with the ability to consummate the proposed spin-off of a company holding the Houston assets of Cousins and Parkway (“HoustonCo”) and the timing of the closing of the proposed spin-off; risks associated with the ability to list the common stock of HoustonCo on the New York Stock Exchange following the proposed spin-off; risks associated with the ability to consummate certain asset sales contemplated by Parkway and the timing of the closing of such proposed asset sales; risks associated with the ability to consummate the proposed reorganization of certain assets and liabilities of Cousins and Parkway, including the contemplated structuring of Cousins and HoustonCo as “UPREITs” following the consummation of the proposed transactions; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of such indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions; the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Cousins, Parkway or HoustonCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins, Parkway or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Cousins and Parkway. Cousins and Parkway do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transaction, Cousins intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cousins and Parkway that also constitutes a prospectus of Cousins. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cousins by contacting Cousins Investor Relations at (404) 407-1898. Investors and security holders may obtain free copies of the documents filed with the SEC by Parkway by contacting Parkway Investor Relations at (407) 650-0593.

Cousins and Parkway and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 22, 2016. Information about directors and executive officers of Parkway is available in the proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 28, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cousins or Parkway using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.